PIT LIQUOR®
QUENCH YOUR STENCH

Natural, effective whiskey deodorant

Erica Feucht, CEO

Distilled Bath & Body LLC



distilled bath & body LLC
Pit Liquor™
deodorant
-50 ml-
Whiskey Black Pepper
made with organic ingredients
a Colorado proud product
batch no. 20
distilled bath & body LLC
Pit Liquor™
deodorant
-50 ml-
Whiskey Vanilla
made with organic ingredients
a Colorado proud product
batch no. 20

Why Do Our Pits Stink?

PUBERTY









THE DEODORANT CONUNDRUM








PATENT
PENDING
distilled bath & body LLC
Pit Liquor™
deodorant
-100 ml-
Whiskey Lavender
made with organic ingredients
a Colorado proud product
batch no. 20
distilled bath & body LLC
Pit Liquor™
deodorant
-50 ml-
Whiskey Lavender
made with organic ingredients
a Colorado proud product
batch no. 20
100% Natural
Conscious Product
86% Profit Margin

Why Does It Work?

- 70% Alc/vol Liquor
- Arrowroot
- Sea Salt
- Organic Teas & Roots
- Organic Plants & Spices
- Organic Essential Oils



Pit Liquor
deodorant
distilled bath & body
-12.5 oz-
refill
quench your stench
Coconut Rum with
Whiskey


SMELL MY Pits
MY PITS

It's a Stinkin' Huge Market


US
Deodorant
Market 2018
$66B
(Mintel)
5% CAGR
US Natural
Deodorant
Market 2018
$6.4B
(Mintel)
12% CAGR
Pit Liquor:
Tripling
Annually

Viral Marketing: You Know It, You Love to Share It

Squatty Potty


The best poop of

Sales grew from $17K to $33M in 6 years (CNBC)

Dollar Shave Club


OUR
BLADES
ARE
F**KING
GREAT

Sold for $1B (Entrepreneur.com)


POO-POURRI®
BEFORE-YOU-GO® TOILET SPRAY

Valued at over $400M (Inc.)

3x Growth

3 Years in a Row

Despite a Global Pandemic

2021 Marketing Strategy:
A Comprehensive Approach

Viral Marketing
Tested, Working,
Expanding to Video

Earned Media
Strong visibility to date
with minimal spend.
Expand to national outlets.

Influencer Marketing
Related brands see
valuable ROI.
Explore and test in 2021.


INFLUENCER MARKETING
VIRAL MARKETING
EARNED MEDIA/ PUBLIC RELATIONS

Last Month: Raindrop Partnership Secured



$100K= TOF Asset


THE
History of Soap
DR.SQUATCH

Raindrop Marketing

Scaled Dr Squatch and others

Food-based Companies are Getting Acquired

$100M P&G

NATIVE

$100M Unilever

schmidt's™
NATURAL DEODORANT

DTC Online Natural Deodorant

- **560 mergers & acquisitions**
  (Capstone Headwaters)
- **Avg 3-7 years to sale**

Natural Health/Beauty

$500M Unilever

TATCHA

$200M+ SC Johnson

method
CLEAN HAPPY

The Stink League


Effective
Toxic
Natural
Ineffective
Degree
Dove
Secret
Old Spice
KOPARI
Lumē
NATIVE
Scully's
SINCE 1928
distilled
bath & body
SINCE 1970
Tom's
OF MAINE
CRYSTAL
BODY DEODORANT
schmidt's
NATURAL DEODORANT
PiperWai

Direct-to-Consumer Sales Channels

I’m genuinely impressed by this product. I started out with the Whiskey Lavender spray bottle. It takes care of the stink! My husband can attest. I’m ordering a refill!”

Wholesale Partners

[redacted]

✓ FAIRE

[redacted]

✓ URBAN OUTFITTERS

[redacted]

NORDSTROM

[redacted]

Lucky's Market

[redacted]

✓ 24 Small Retailers

[redacted]

✓ ALROSSA

Wholesale Pipeline

[redacted]

National Co+op Grocers

[redacted]

✓ fabfitfun

[redacted]

NATURAL GROCERS

[redacted]

CELESTIAL SEASONINGS

✓ These retailers initiated contact with us. All were retained through Covid-19.



Erica Feucht
CEO

Misty Huss
Future Director of Sales & Operations



The Pit Crew:
Now Hiring!





Erica Tardiff
Supply Chain Manager

Jason Feucht
COO, Product Developer



Nancy Richardson

Otterbox, Blue Ocean

Jamba Dunn

CEO: Rowdy Mermaid



Advisors

Dick Barton

C-Level Leadership with Multiple Exits



TrueSpace

Gallup-research-based firm helping CEOs scale to middle market

Fabian Geyrhaltr

Brand Expert: Acura, Goodwill, Honeywell, Warner Bros, etc.





Quench your stench


Pit Liquor

Appendix



Traditional Deodorant

Fragrance + Toxic Slurry = Cancer but no stink!



Natural Deodorant

Essential Oils + Baking Soda = Rashes & Stank


Viral Marketing: You Know It, You Love to Share It
Squatty Potty
The best poop of
Sales grew from $17K to $33M in 6 years (CNBC)
Dollar Shave Club
OUR BLADES ARE F**KING GREAT
Sold for $1B (Entrepreneur.com)
POO-POURRI
BEFORE-YOU-GO TOILET SPRAY
Valued at over $400M (Inc.)


Erica Feucht
CEO, Owner
Dakota Pederson
Director of Operations
The Pit Crew
Go ahead, smell our pits!
Gillian Herrle
Social Media Manager
Jason Feucht
CTO, Product Developer, Owner


PATENT PENDING
Pit Liquor
deodorant
100% Natural
Conscious Product
86% Profit Margin

"The latest crop of new [health and beauty] brands are taking a different approach to developing their businesses. They are focusing much more on selling direct-to-consumer and less on selling in retail stores. Although they haven't eliminated traditional retail completely, they are doing it more strategically either to build awareness or to generate revenue to get to scale faster."

-Forbes

Article by Richard Kestenbaum, September, 2019

TRADITIONAL DEODORANT vs NATURAL DEODORANT

Natural deodorant grew 12% in 2017, compared to 2% for traditional deodorant and has CAGR of 12% for next 5 years (Mordor Intelligence)

50% of Americans prioritize aluminum-free in making deodorant choices

Spray deodorant is the fastest growing deodorant segment. (Mordor Intelligence)

All other natural deodorants don't work or aren't natural.

Really.

Pit Liquor *is* the missing link

PIT LIQUOR: THE PITS AND BOLTS


distilled bath & body LLC
Pit Liquor
deodorant
-100 ml-
Just Whiskey
made with organic ingredients
a Colorado proud product
batch no.
Whiskey Lavender
Whiskey Black Pepper
Whiskey Vanilla
Roll-On
-50 ml-

- **Direct to consumer**
- **86% Profit Margin**
- **Innovation-based**
- **Thorough research**
- **2X ROAS on ads**
- **Customer-oriented**
- **Viral fan base**
- **Sniff-test (click)**
- **FAQs (click)**